

August 31, 2011

<u>Via Email</u>

Raymond Jackson
Chief Financial Officer
JMP Group, Inc
600 Montgomery Street, Suite 1100
San Francisco, California 94111

> **Re: JMP Group, Inc**
> **Form 10-K**
> **Filed March 8, 2011**
> **File No. 001-33448**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Item 8 Financial Statements and Supplementary Data</u>

<u>Consolidated Statements of Operations, page 88</u>

1. Please provide us with more greater detail of the circumstances that lead you to record a gain on bargain purchase during the year ended December 31, 2009. In your response, explain to us the circumstances that lead the seller to sell the net assets of Cratos for less than the fair value on the acquisition date. In addition, explain to us how you applied the guidance in ASC Topic 805-30-25-4 in determining in would be appropriate to recognize a gain on bargain purchase.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page 93

2. We note your disclosure that summarized financial information o f NYMT is included in footnote 23 to your financial statements. Please explain to us where this information is located or tell us why it was been omitted.

Form 10-Q for the quarterly period ended June 30, 2011

Item 1 Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revision to 2010 Consolidated Financial Statements, page 12

3. Please provide us with a more detailed description of the errors in previously issued financial statements. In your response please provide us an analysis of the materiality of these errors as they relate to all periods in 2010 and 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief